SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934


                         Gabelli Asset Management Inc.
                      (Name of Subject Company (Issuer))

                    Gabelli Asset Management Inc. (Issuer)
                 (Name of Filing Person (Identifying Status as
                       Offeror, Issuer or Other Person))

                Class A Common Stock, Par Value $.001 Per Share
                        (Title of Class of Securities)

                                   36239Y102
                     (CUSIP Number of Class of Securities)

                             James E. McKee, Esq.
                 Vice-President, General Counsel and Secretary
                         Gabelli Asset Management Inc.
                   One Corporate Center, Rye, New York 10580
                           Telephone: (914) 921-5294
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                With a Copy to:
                              Richard Prins, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square, New York, New York 10036
                           Telephone: (212) 735-3000


                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
       TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
                N/A*                                            N/A*
-------------------------------------------------------------------------------

____________________
* Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.


      [  ] Check box if any part of the fee is offset as provided by Rule
           0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: _______________ Filing Party: __________________

      Form or Registration No.:______________ Date Filed: ____________________


       [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ] third-party tender offer subject to Rule 14d-1.
      |X| issuer tender offer subject to Rule 13e-4.
      [ ] going-private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



         This Tender Offer Statement on Schedule TO is filed by Gabelli Asset Management Inc., a New York corporation, and relates to preliminary communications regarding Gabelli's planned tender offer to purchase up to 800,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its Class A common stock, par value $.001 per share, at a price not greater than $31.75 nor less than $28.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares.

         This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

         On June 3, 2003, Gabelli issued a press release containing information about its intention to commence a modified "Dutch Auction" tender offer to purchase up to 800,000 shares of its outstanding Class A common stock. A copy of the press release is attached hereto as Exhibit (a)(5).


ITEM 12.  EXHIBITS.

(a) (5) Press Release, dated June 3, 2003



THIS SCHEDULE TO IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF GABELLI'S CLASS A COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY GABELLI'S CLASS A COMMON STOCK WILL BE MADE ONLY PURSUANT TO THE TENDER OFFER DOCUMENTS, INCLUDING THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL THAT THE COMPANY WILL BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT WILL BE FILED BY GABELLI WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT www.sec.gov OR FROM GABELLI. STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.


                                 EXHIBIT INDEX



EXHIBIT NUMBER           DESCRIPTION
--------------           -----------

(a) (5)                  Press Release, dated June 3, 2003